FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES SECOND QUARTER RESULTS, Dated July 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: July 19, 2005

By: _/s/ Meir Moshe_________

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Announces Second Quarter Results, Dated July 19, 2005.

EXHIBIT 10.1

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-861

                                    Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES SECOND QUARTER RESULTS

* Quarterly revenues of $17.5 million

* Quarterly profit of $1.0 million

            Tel Aviv, Israel, July 19, 2005 — Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching, ensuring availability, performance and security of networked applications, today reported its results for the second quarter of 2005. Revenues totaled $17.5 million, an increase of 7% compared with revenues of $16.3 million for the second quarter of 2004. Revenues for the first quarter of 2005 totaled $20.0 million.

Net income for the second quarter of 2005 was $1.0 million, compared with net income of $3.0 million in the second quarter of 2004 and net income of $4.4 million in the first quarter of 2005.

        Diluted net earnings per share for the first quarter of 2005 were $0.05, compared to $0.16 in the second quarter of 2004 and $0.22 in the first quarter of 2005.

        The Company continued to maintain a positive operational cash flow as in the last fourteen quarters. In the second quarter of 2005 the Company generated cash in the amount of $5.0 million. This led to a balance of $166.5 million in cash, short-term and long-term bank deposits and marketable securities.

“As we announced in the preliminary earnings release, we are disappointed with the second quarter results,” said Roy Zisapel, President and CEO at Radware. “However we believe that we have the technology, vision and business strategy to drive us back to growth and increased profitability.”

During the quarter ended June 30, 2005, Radware released the following significant announcements:

•

Radware Announces New Channel Partnership Program

•

Radware Expands Intrusion Prevention Capabilities in New DefensePro Version to Safeguard Against SSL-Based Attacks

•

Radware Delivers Unprecedented Intrusion Prevention Capabilities and Denial of Service Protection in Real-World Tests

•

Independent Testing Confirms Radware's Intrusion Prevention Capabilities and Denial of Service Protection

•

Radware Security Service Responds to Mytob.CG Worm

•

Radware Expands its Intrusion Prevention and Denial of Service Protection Capabilities with DefensePro Product Line

•

Nu Horizons Selects Radware's Intrusion Prevention Solution for Sarbanes-Oxley Compliance

Company management will host a quarterly investor conference call at 8:45 AM EDT on July 19, 2005. The call will focus on financial results for the quarter ended June 30, 2005, and certain other matters related to the Company’s business.

The conference call will be webcast on July 19, 2005 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the complete security, maximum performance and full availability of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2004	June 30, 2005
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	8,792	55,675
Short-term bank deposits	64,892	10,000
Short-term marketable securities	35,336	38,864
Trade receivables, net	13,166	13,321
Other receivables and prepaid expenses	1,332	1,915
Inventories	4,094	4,460
	127,612	124,235
Long-term investments
Long-term bank deposits	9,224	9,666
Long-term marketable securities	38,797	52,247
Severance pay funds	1,921	1,936
	49,942	63,849

Property and equipment, net	4,452	5,365
Other assets, net	1,235	1,021
Total assets	183,241	194,470

Current liabilities
Trade payables	5,075	3,915
Deferred revenues, other payables and accrued expenses	14,850	16,789
	19,925	20,704

Accrued severance pay	2,399	2,438

Total liabilities	22,324	23,142

Shareholders’ equity
Share capital	457	466
Additional paid-in capital	145,439	150,480
Accumulated other comprehensive loss	(52)	(92)
Retained earnings	15,073	20,474
Total shareholders’ equity	160,917	171,328
Total liabilities and shareholders' equity	183,241	194,470

Condensed Consolidated Statements Of Operations
(U.S. Dollars In thousands, except share and per share data)
	For the Three months ended June 30, 2004	For the Three months ended June 30, 2005	For the Six months ended June 30, 2004	For the Six months ended June 30, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	16,298	17,507	31,820	37,528
Cost of revenues	2,899	3,491	5,659	7,046
Gross profit	13,399	14,016	26,161	30,482
Operating expenses:
Research and development	2,467	3,331	4,804	6,357
Sales and marketing	7,805	9,617	15,507	18,613
General and administrative	1,038	1,343	2,058	2,557
Total operating expenses	11,310	14,291	22,369	27,527
Operating income (loss)	2,089	(275)	3,792	2,955
Financial income, net	1,023	1,291	2,075	2,517
Income before income taxes	3,112	1,016	5,867	5,472
Income taxes	93	16	93	71
Income before minority interest in losses of a subsidiary	3,019	1,000	5,774	5,401
Minority interest in losses of a subsidiary	23	-	34	-
Net income	3,042	1,000	5,808	5,401

Basic net earnings per share	$ 0.17	$0.05	$ 0..33	$ 0.29
Weighted average number of shares used to compute basic net earnings per share	17,928,570	18,731,856	17,841,039	18,636,420

Diluted net earnings per share	$ 0.16	$ 0.05	$0.29	$ 0.27
Weighted average number of shares used to compute diluted net earnings per share	19,580,950	20,253,050	19,826,355	20,271,009